Exhibit 12.1

Computation of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal	Nine				Three	Three
	Year	Months	Year	Year	Year	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	December 31,	December 31,	March 31,	March 31,
	2001	2001	2002	2003	2004	2004	2005
Earnings (Losses):
Consolidated Pre-Tax Loss from Continuing Operations	(75,123)	(415,170)	(196,582)	(1,684)	(84,948)	(24,706)	(26,322)
Add:
Interest expense including amortization of debt issuance costs	57,015	36,833	39,615	19,481	17,336	4,384	5,526
Preferred Stock Dividend Requirements (1)	—	—	—	—	74,946	17,764	19,944
Interest portion of rent expense (2)	6,510	6,042	9,952	3,698	5,646	1,171	1,271

Earnings (Losses), As Adjusted	(11,598)	(372,295)	(147,015)	21,495	12,981	(1,387)	418

Fixed Charges:
Interest expense including amortization of debt issuance costs	57,015	36,833	39,615	19,481	17,336	4,384	5,526
Preferred Stock Dividend Requirements (1)	41,660	41,449	49,813	66,025	74,946	17,764	19,944
Interest portion of rent expense (2)	6,510	6,042	9,952	3,698	5,646	1,171	1,271

Total Fixed Charges	105,185	84,324	99,380	89,204	97,929	23,319	26,740

Ratio of Earnings to Fixed Charges (3)	—	—	—	—	—	—	—
Coverage Deficiency (3)	(116,783)	(456,619)	(246,395)	(67,709)	(84,948)	(24,706)	(26,322)

(1)	The preferred stock dividend requirement is included in fixed charges (i.e., the denominator of the ratio calculation) but excluded from the numerator of the ratio calculation for all periods except for the year ended December 31, 2004 because such amounts were not deducted in arriving at the Company’s pre-tax loss from continuing operations, as defined in those periods. As of January 1, 2004, the Company adopted Statement of Accounting Standard No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. Accordingly, the Company reclassified the mandatorily redeemable preferred stock to long-term liabilities and began recording dividends as interest expense.

(2)	The interest portion of rent expense was computed utilizing 1/3 of rental expense relating to operating leases which the Company believes represents a reasonable approximation of the interest factor.

(3)	For purposes of the table above, earnings to fixed charges is calculated based upon the Company’s consolidated financial statements. For the periods presented, earnings were inadequate to cover fixed charges. “Earnings (Losses)” represent the aggregate of (a) the Company’s loss before giving effect to income taxes and (b) fixed charges.